Certificate of Amendment
of
Certificate of Incorporation
of
Hillstream BioPharma, Inc.

Under Section 242 of the Delaware General Corporation Law

Hillstream BioPharma, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation") hereby certifies as follows:

FIRST: The Certificate of Incorporation of the Corporation is hereby amended by adding the following to the end of Article IV:

ARTICLE IV

"Effective as of 12:00 p.m., local time on September 16, 2021 (the "Amendment Effective Time"), every 26.4 shares of the corporation's Common Stock then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of Common Stock of the Company (the "Reverse Stock Split"). No fractional shares shall be issued upon the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the corporation shall, in lieu of issuing any such fractional share, round down such share to the nearest whole share."

SECOND: The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 16th day of September, 2021.

Randy Milby

Randy Milby, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:54 PM 09/16/2021
FILED 02:54 PM 09/16/2021
SR 20213266038 - File Number 7517525